July 29, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re: Gulf Island Fabrication, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed March 8, 2024

File No. 001-34279

Ladies & Gentlemen:

Gulf Island Fabrication, Inc. (“we” or the “Company”) received the Staff’s comment letter (dated July 22, 2024) on July 22, 2024, relating to the above listed filing of the Company (the “Comment Letter”). We submit the following in response to the Comment Letter. The numbered paragraphs below repeat the comments in the Comment Letter for your convenience, followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2023

Note 4. Credit Facilities and Debt, Note Agreement, page F-19

Comment:

1. We note that you issued a promissory note with a principal balance of $20.0 million in connection with the resolution of the MPSV Litigation and Settlement Agreement. Please tell us where you reflected this promissory note in your statement of cash flows and explain your basis including specific authoritative guidance that supports your accounting treatment.

Response:

As discussed in more detail in our response to Comment #2, we determined that the $20.0 million amount payable to Zurich (defined within Comment #2) resulting from the Settlement Agreement and Note Agreement (both defined within Comment #2) fell under the guidance contained within ASC 606, “Revenue From Contracts With Customers”. Specifically, the Settlement Agreement resulted in a noncurrent contract liability (reflected as a charge against previously recognized revenue) that we accounted for in accordance with the refund liabilities subsection of ASC 606. ASC 606-10-32-10 states:

“An entity shall recognize a refund liability if the entity receives consideration from a customer and expects to refund some or all of that consideration to the customer.”

Further, we considered the liability to be an operating liability as it related to an adjustment to the transaction price of a contract with a customer as discussed in more detail in our response to Comment #2. This contract liability was subsequently replaced with a long-term debt obligation resulting from the Note Agreement.

On page F-23 of our Form 10-K for the fiscal year ended December 31, 2023 (“2023 10-K”), within Note 7. Commitments and Contingencies, Resolution of MPSV Litigation, we disclosed:

“The charge was reflected as a reduction to previously recognized revenue on the MPSV construction contracts…and is included in the changes in noncurrent assets and liabilities, net on our Statement of Cash Flows. The liability was replaced with the Note Agreement in the fourth quarter 2023 and is reflected as current and long-term debt on our Balance Sheet at December 31, 2023.”

We evaluated the classification of the aforementioned in our Statement of Cash Flows using the guidance within ASC 230, “Statement of Cash Flows.”

ASC 230-10-45-28 states:

“Entities that choose not to provide information about major classes of operating cash receipts and payments by the direct method as encouraged in paragraph 230-10-45-25 shall determine and report the same amount for net cash flow from operating activities indirectly by adjusting net income of a business entity or change in net assets of a not-for-profit (NFP) to reconcile it to net cash flow from operating activities (the indirect or reconciliation method). That requires adjusting net income of a business entity or change in net assets of an NFP to remove both of the following:

(a)
The effects of all deferrals of past operating cash receipts and payments, such as changes during the period in inventory, deferred income, and the like, and accruals of expected future operating cash receipts and payments, such as changes during the period in receivables and payables.”

Note 7. Commitments and Contingencies, Resolution of MPSV Litigation, page F-23

Comment:

2. We note that the charge related to the resolution of the MPSV Litigation was recorded as a reduction to revenue. Please tell us your basis for this accounting treatment, including the specific authoritative guidance that supports your analysis.

Response:

As background to our response and as summarized in our 2023 10-K, we had contracts with a customer (“Hornbeck”) for the construction of two marine vessels. In 2018, Hornbeck terminated the contracts and made claims against the performance bonds issued by our surety (“Zurich”) in connection with the contracts. As a result, we filed a lawsuit against Hornbeck to enforce our rights under the contracts. Hornbeck subsequently asserted counterclaims against us and Zurich. Our lawsuit against Hornbeck and their counterclaims against us and Zurich are collectively referred to herein as the “Litigation”.

On October 4, 2023, the Litigation was dismissed in full (“Litigation Settlement”) at the request of the parties to the Litigation after the parties reached an agreement in principle. In connection with such agreement, we entered into an agreement (“Settlement Agreement”) with Zurich pursuant to which we agreed to release possession of the vessels to Zurich and pay Zurich $20.0 million through the issuance of a promissory note to Zurich (“Note Agreement”), with payments commencing on December 31, 2024. Additionally, we agreed to forgo pursuing recovery from Hornbeck of our $12.5 million net contract asset related to the contracts subject to the Litigation. As a result of the Settlement Agreement and Note Agreement, and the write-off of the net contract asset, we recognized a charge of $32.5 million as a reduction to previously recognized revenue on the contracts.

While the Note Agreement will result in future payments to Zurich by us, we concluded that the ultimate beneficiary of these payments is Hornbeck as Hornbeck made a demand on the performance bonds issued by Zurich in connection with the contracts, and it is our understanding that Zurich intends to complete construction of the vessels for Hornbeck and will utilize such funds to complete the vessels. It is further our understanding that no cash payments had been made to Hornbeck from Zurich as of December 31, 2023. The Note Agreement and related future payments are solely the result of the contracts with Hornbeck. Further, without the Settlement Agreement and Note Agreement, the Litigation Settlement would not have occurred. Accordingly, the charge resulting from the aforementioned is an adjustment to the transaction price of the contracts as the future payments are directly the result of the contracts with Hornbeck and reflect consideration indirectly benefiting Hornbeck. In addition, the decision to forgo pursuing recovery of the net contract asset from Hornbeck is an adjustment to our previous estimates of variable consideration on the contracts. Accordingly, the charge resulting from the write-off of the net contract asset is an adjustment to the transaction price of the contracts. As a result of the aforementioned, the impact of both the Note Agreement ($20.0 million) and write-off of the net contract asset ($12.5 million) are considered revenue transactions.

We evaluated our accounting for the aforementioned charge using the guidance within ASC 606 and specifically, the “Consideration Payable to a Customer and Variable Consideration” subsections. ASC 606-10-32-25 states:

“Consideration payable to a customer includes (a) cash amounts that an entity pays, or expects to pay, to the customer (or to other parties that purchase the entity’s goods or services from the customer).…”

ASC 606-10-32-25 further states:

“An entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service (as described in paragraphs 606-10-25-18 through 25-22) that the customer transfers to the entity. If the consideration payable to a customer includes a variable amount, an entity shall estimate the transaction price (including whether the estimate of variable consideration is constrained) in accordance with paragraphs 606-10-32-5 through 32-13.”

ASC 606-10-32-27 states:

“Accordingly, if consideration payable to a customer is accounted for as a reduction of the transaction price, an entity shall recognize the reduction of revenue when (or as) the later of the either of the following events occurs:

(a)
The entity recognizes revenue for the transfer of the related goods or services to the customer.
(b)
The entity pays or promises to pay the consideration (even if the payment is conditional on a future event). The promise might be implied by the entity’s customary business practices.”

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 714-6123.

Sincerely,

/s/ Westley S. Stockton________________

Westley S. Stockton

Chief Financial Officer